Exhibit 99.1

Rectitude Holdings Announces $32.6 Million Standby Equity Purchase Agreement to Launch a Bitcoin Treasury Strategy

SINGAPORE, September 8, 2025 – Rectitude Holdings Ltd. (Nasdaq: RECT; the “Company” or “Rectitude”), a Singapore-based provider of safety equipment and related industrial products, today announced that it is initiating a Bitcoin treasury strategy via entering into a Standby Equity Purchase Agreement (the “SEPA”) with Constantinople Limited, a British Virgin Islands Company led by Tian Jia, an experienced Bitcoin investor, as Lead Investor, and Chen Zhiqiang, former co-founder and CTO of Tron, the world largest public blockchain for stablecoin applications (together, the “Investors”). Subject to certain customary conditions, the SEPA grants the Company the option, at its sole discretion, to issue up to $32,625,000 (the “Commitment Amount”) of its ordinary shares to Investors following the execution date of the SEPA and following the effectiveness of a registration statement on Form F-1 filed with the Securities and Exchange Commission registering the ordinary shares issuable pursuant to the SEPA.

The Company intends to use most of the proceeds from any sales under the SEPA for the purchase of Bitcoin, and the rest of the proceeds for general corporate purposes.

The purchase price of the ordinary shares sold to the Investors will be at a 2.5% discount to the lowest daily volume-weighted average price of the ordinary shares during the three consecutive trading days commencing on the trading day of the delivery of an advance notice by the Company.

Under the terms of the SEPA, the Company will determine the timing and number of shares sold through the delivery of advance notices to the Lead Investor. There are no mandatory minimum drawdowns under the SEPA, and no penalties or fees for not utilizing the Commitment Amount.

The Company’s strategy with respect to Bitcoin includes the acquisition and long-term holding of Bitcoin through the use of cash flows from operations in excess of working capital requirements. From time to time, and subject to prevailing market conditions, the Company may also issue equity or debt securities, or pursue other capital-raising transactions, with the objective of using the net proceeds to purchase additional Bitcoin.

The Company has not established a specific target for the amount of Bitcoin it intends to hold. The Company will continue to evaluate market conditions in determining whether to engage in future purchases of Bitcoin. The Company’s strategy further contemplates that it may, from time to time, sell Bitcoin for general corporate purposes, in connection with tax planning strategies permitted under applicable law, or in conjunction with additional capital-raising activities, including transactions that may be secured by its Bitcoin holdings. The Company may also evaluate opportunities to generate income or otherwise monetize its Bitcoin holdings.

The Company views Bitcoin as a reliable store of value and an attractive investment opportunity. The Company believes that Bitcoin’s scarcity and finite supply support its potential as a hedge against inflation and as a safe-haven asset in periods of global instability. The Company further believes that the increasing global adoption and institutional acceptance of Bitcoin reinforce its status as a store of value. In light of Bitcoin’s unique characteristics, which the Company believes distinguish it not only from fiat currency but also from other digital assets, the Company does not currently intend to acquire cryptocurrency assets other than Bitcoin. The Company does not presently maintain a hedging program with respect to its Bitcoin holdings; however, it may, from time to time, consider the use of hedging strategies as part of its broader treasury management activities if deemed appropriate.

“As we advance our core business in the safety equipment industry and expand into clean energy solutions with the launch of our AIMS system, it is critical that we leverage opportunities to manage our resources to enable maximum shareholder value. Holding Bitcoin on our balance sheet represents a strategic move to safeguard shareholder value while positioning us for a digital future. The SEPA provides us with a flexible and efficient source of capital to support our Bitcoin treasury strategy, strengthen our balance sheet, and pursue strategic opportunities. By controlling the timing and use of the SEPA, we look forward to establishing a low-cost, capital-efficient Bitcoin treasury strategy that reflects our strong conviction in Bitcoin as a leading digital store of value for the future,” said Jian Zhang, Chairman, Chief Executive Officer, and Executive Director at Rectitude.

About Rectitude

Founded in 1997 in Singapore, Rectitude is principally involved in the provision of safety equipment, encompassing essential items such as personal protective clothing, gloves, safety footwear, personal fall arrest systems, portable fire extinguishers and traffic products. The Company also offers auxiliary products such as industrial hardware tools and electrical hardware required for construction sites. Rectitude’s products and solutions are marketed to a wide array of distributor networks and end markets, both in Singapore and increasingly throughout the Southeast Asian region, including Brunei, Cambodia, Malaysia, Indonesia, and Vietnam.

For more information, please visit the Company’s website: https://ir.rectitude.com.sg

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Rectitude

Investor Relations

Email: ir@rectitude.com.sg

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global